

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2010

Mr. Michael Jeffery
Chief Executive Officer
LECG Corporation
2000 Powell Street, Suite 600
Emeryville, CA 94608

> **Re: LECG Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 000-50464**

Dear Mr. Jeffery:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Sonia Gupta Barros
Special Counsel